CUSIP No. 31567R100	13G	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 1)*

Fibertower Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

31567R100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 31567R100	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur J. Samberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 14,590,472
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 14,590,472
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,590,472
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.63%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 31567R100	13G	Page 3 of 5 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Fibertower Corporation (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

185 Berry Street, Suite 4800, San Francisco, California 94107.

Item 2	(a).	Name of Persons Filing:

Arthur J. Samberg.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. Samberg is 500 Nyala Farm Road, Westport, CT 06880.

Item 2	(c).	Citizenship:

Mr. Samberg is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.001 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number:

31567R100.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 31567R100	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2008, Mr. Samberg may be deemed to be the beneficial owner of: (a) 10,418,800 shares of Common Stock held in his individual capacity, (b) 2,965,402 shares of Common Stock held for the account of certain clients for which Pequot Capital Management, Inc. (“Pequot Capital”) acts as an investment adviser and (c) 1,206,270 shares of Common Stock held by Porridge, LLC (“Porridge”) (assuming the conversion of $10,000,000 of Convertible Senior Secured Notes (CUSIP: 030723635) held by Porridge). Mr. Samberg is the executive officer, director and the controlling shareholder of Pequot Capital and the managing member of Porridge.

(b) Percent of class:

9.63% as of December 31, 2008

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See line 5 of cover sheet.

(ii) Shared power to vote or to direct the vote:

See line 6 of cover sheet.

(iii) Sole power to dispose or to direct the disposition of:

See line 7 of cover sheet.

(iv) Shared power to dispose or to direct the disposition of:

See line 8 of cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 31567R100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 26, 2009.

By:	/s/ Arthur J. Samberg
Arthur J. Samberg

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